15026132

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 09 2015
Washington DC
404

SEC FILE NUMBER
8-25203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 N Main St
(No. and Street)

Minot	ND	58703
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Carlson 701-857-0267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

1999 Broadway, Suite 4000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 4/9

OATH OR AFFIRMATION

I, John Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Financial Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President & Chief Compliance Officer
Title

[signature]
Notary Public

ELIZABETH REDDING
Notary Public
STATE OF NORTH DAKOTA
My Commission Expires
June 20, 2018

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF
CAPITAL FINANCIAL HOLDINGS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2014 AND 2013

WITH

INDEPENDENT AUDITOR'S REPORT

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)

TABLE OF CONTENTS

HEIN

Hein & Associates LLP
1999 Broadway, Suite 4000
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Capital Financial Services, Inc.
Minot, North Dakota

We have audited the accompanying statements of financial condition of Capital Financial Services, Inc. (the "Company") as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Financial Services, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I (the "Supplemental Information") has been subjected to audit procedure performed in conjunction with the audit of Capital Financial Services, Inc.'s financial statements which are presented in Capital Financial Services, Inc.'s December 31, 2014 and 2013 Annual Report. The Supplemental Information is the responsibility of the Capital Financial Services, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hein & Associates LLP

Denver, Colorado
February 27, 2015

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)

BALANCE SHEETS

DECEMBER 31, 2014 AND 2013

ASSETS

		2014		2013
CURRENT ASSETS				
Cash and cash equivalents	$	701,968	$	1,353,181
Accounts and commissions receivable (net of allowance for doubtful accounts of $24,000 for 2013 and 2012)		1,978,482		1,728,548
Prepaid assets		40,776		42,619
Total current assets	$	2,721,226	$	3,124,348
PROPERTY AND EQUIPMENT	$	331,907	$	239,744
Less accumulated depreciation		187,211		160,329
Net property and equipment	$	144,696	$	79,415
OTHER ASSETS				
Severance escrow	$	240,027	$	239,786
Clearing deposits		175,279		175,279
Total other assets	$	415,306	$	415,065
TOTAL ASSETS	$	3,281,228	$	3,618,828

LIABILITIES AND STOCKHOLDER'S EQUITY

		2014		2013
CURRENT LIABILITIES				
Commissions payable	$	1,903,881	$	1,861,049
Accounts payable & accrued expenses		168,585		257,488
Settlements payable	$	-	$	22,000
Total current liabilities	$	2,072,466	$	2,140,537
TOTAL LIABILITIES	$	2,072,466	$	2,140,537
Commitments and contingencies – Note 3 and 7				
STOCKHOLDER'S EQUITY				
Common stock - no par value; 2,800 shares authorized, 500 shares issued and outstanding	$	5,000	$	5,000
Additional paid-in capital		178,392		178,392
Retained earnings		1,025,370		1,294,899
TOTAL STOCKHOLDER'S EQUITY	$	1,208,762	$	1,478,291
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,281,228	$	3,618,828

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF OPERATIONS
FOR YEARS ENDED DECEMBER 31, 2014 AND 2013

		2014		2013
INCOME				
Commission and underwriting income	$	19,559,484	$	19,720,342
Advisory fee income		1,095,610		1,034,004
Other income		154,229		130,157
Other fee income		436,070		531,497
Total income	$	21,245,393	$	21,416,000
EXPENSES				
Commission expense	$	18,214,481	$	18,044,891
Professional fees		343,744		230,710
Settlement payments		137,380		133,045
Advertising, printing and postage		30,555		21,079
Dues, fees, and registrations		105,884		81,127
Compensation and benefits		1,316,891		1,327,532
Rent		88,369		87,545
Travel		38,800		29,433
Phone		41,028		35,385
Office and computer supplies		29,397		28,459
Depreciation		29,074		22,338
Other expenses		74,295		116,734
Total expenses	$	20,449,898	$	20,158,278
INCOME OF CONTINUING OPERATIONS BEFORE DISCONTINUED OPERATIONS	$	795,495	$	1,257,722
DISCONTINUED OPERATIONS				
Loss on sale of Omega shares	$	-	$	(33,077)
INCOME TAX EXPENSE	$	(311,834)	$	(480,061)
NET INCOME	$	483,661	$	744,584

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR YEARS ENDED DECEMBER 31, 2014 AND 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2013	$ 5,000	$ 178,392	$ 1,105,199	$ 1,288,591
Net income	-	-	744,584	744,584
Dividends	-	-	(554,884)	(554,884)
Balance, December 31, 2013	$ 5,000	$ 178,392	$ 1,294,899	$ 1,478,291
Net income	-	-	483,661	483,661
Dividends	-	-	(753,367)	(753,367)
Balance, December 31, 2014	$ 5,000	$ 178,392	$ 1,025,370	$ 1,208,762

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 483,661	$ 744,584
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	29,074	22,338
Loss on sale of other assets	-	33,077
Effects on operating cash flows due to changes in:		
Prepaid assets	2,020	(31,095)
Accounts and commissions receivable	(249,934)	(424,022)
Commissions payable	42,832	559,855
Settlements payable	(22,000)	22,000
Other liabilities	(88,904)	46,905
Net cash provided by operating activities	$ 196,749	$ 973,642
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	$ (94,354)	$ (59,221)
Proceeds from investment	$ -	$ 11,923
Net cash used by investing activities	(94,354)	(47,298)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends	(753,367)	(554,884)
Net cash used by financing activities	$ (753,367)	$ (554,884)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$ (650,973)	$ 371,460
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,592,967	1,221,507
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 941,995	$ 1,592,967
RECONCILIATION OF CASH AND CASH EQUIVALENTS		
Cash	$ 701,968	$ 1,353,181
Severance Escrow	240,027	239,786
Net cash	$ 941,995	$ 1,592,967
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ 5,166	$ 9,128

SEE NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Capital Financial Services, Inc. are presented to assist in understanding the Company's financial statements.

Nature of operations - Capital Financial Services, Inc. ("CFS") is a wholly-owned subsidiary of Capital Financial Holdings, Inc. (the "Parent"). CFS is registered with the SEC as an investment advisor and broker-dealer and also with FINRA as a broker-dealer. The Company's primary operations are as a broker dealer on an agency basis for brokerage of customer securities transactions, private placement of securities, sales of variable annuities, distribution of shares of various unaffiliated mutual funds and investment banking activities. The Company also earns investment advisory fees as a registered investment advisor.

Cash and cash equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Clearing Deposits – The Company has "Deposit Accounts" with each of its Clearing Firms, as set forth in each of the Clearing Agreements. Upon termination or expiration of these agreements, the Clearing Firms would deliver the balance of these accounts to the Company.

Accounts and commissions receivable – Management evaluates the need for an allowance for doubtful accounts by using historical experience. Accounts receivable are written off when management deems them uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company does not charge interest on its receivables.

Commissions Revenue - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

12b-1 Revenue - 12b-1 revenue is recognized ratably over the period received. This amount is included under commissions on the income statement.

Advisory Fee Revenue - These fees are determined based on a percentage of the customer's assets under sponsor management or a flat fee, may be billed monthly or quarterly and recognized ratably over the period received.

Property and equipment - Property and equipment consists of various computers and office equipment. These assets are depreciated over their estimated useful lives (5 to 7 years) using straight-line depreciation methods. Total depreciation expense for 2014 and 2013 was $29,074 and $22,338, respectively.

Income taxes - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated at 39.2% of the Company's pre-tax book income. The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The consolidated federal and state income tax returns of the Parent Company are subject to examination by the IRS, generally for three years after they were filed. The income tax expense booked for 2014 in CFS was $311,834.

Severance Escrow – The Company has voluntarily elected to put into place a contingent Severance Benefit Package for its employees. The package has an annual expiration date of August 1st, and can be renewed by the board of CFS. The funds for this package have been placed into an account specifically designated for these funds.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Concentration of Credit Risk - The Company has a concentration of credit risk for cash deposits at various financial institutions. These deposits may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts.

Impact of Newly Issued and Proposed Accounting Standards – The Company is currently assessing the potential impact of Accounting Standards Update "ASU" 2015-01-Income Statement-Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. This update eliminates from GAAP the concept of extraordinary items. Eliminating the concept of extraordinary items will save time and reduce costs for preparers because they will not have to assess whether a particular event or transaction event is extraordinary. This also alleviates uncertainty for preparers, auditors, and regulators because auditors and regulators no longer will need to evaluate whether a preparer treated an unusual and/or infrequent item appropriately. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. A material event or transaction that an entity considers to be of an unusual nature or of a type that indicates infrequency of occurrence or both shall be reported as a separate component of income from continuing operations or, alternatively, disclosed in notes to financial statements. Gains or losses of a similar nature that are not individually material shall be aggregated. Such items shall not be reported on the face of the income statement net of income taxes. Similarly, the EPS effects of those items shall not be presented on the face of the income statement.

ASU 2014-08 —*Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity* was issued in April of 2014. The Company has not adopted this update as of December 31, 2014, as it was not applicable to the Company at this time. Should the Company dispose of its property, equipment and/or one of its subsidiaries, this update may impact the Company.

ASU 2014-09, —*Revenue from Contracts with Customers* was issued in May of 2014. The Company has not adopted this update as of December 31, 2014, as it was not applicable to the Company at this time. It is not known at this time whether the updated pronouncement will have an impact on the Company.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 3 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $483,943, which was $310,261 in excess of its minimum required net capital of $173,682. The Company's net capital ratio was to 5.4 to 1.

NOTE 4 - **SIGNIFICANT ESTIMATES**

The Company's receivables as of December 31, 2014 and 2013 included 12b-1 receivables of $1,245,919 and $1,145,178, respectively. The Company's receivables as of December 31, 2014 and 2013 also included investment advisory receivables of $251,680 and $222,325, respectively. These receivable balances have been estimated by management based on past experience and consideration of the Company's current sales/volume activity and current levels of assets under management. Because of the inherent uncertainties in estimating the 12b-1 revenues and investment advisory revenues due to the Company, it is at least reasonably possible that the estimate used could change in the near term.

NOTE 5 – **RELATED PARTY TRANSACTIONS**

The transactions between Capital Financial Services, Inc. and Capital Financial Holdings, Inc. are summarized below:

		2014		2013
Compensation and benefits paid to Capital Financial Holdings, Inc.	$	105,634	$	57,250
Corporate overhead paid to Capital Financial Holdings, Inc.	$	9,872	$	9,872
Compensation paid to Mr. Carlson from settlement proceeds (See Note 7 – Litigation)	$	289,858		-
*Rent paid to Capital Financial Holdings, Inc.	$	68,908	$	64,800

* CFS has a lease agreement with Capital Financial Holdings, Inc. to pay a monthly rent payment of $5,914. This amount became effective May 1, 2014.

NOTE 6 – **OPERATING LEASES**

The Company had various leases for office equipment and rent that were to expire over the next several years through 2018. The total rent expense for office equipment leases was $15,700 and $21,210 for December 31, 2014 and 2013 respectively. For additional information regarding lease agreements of the Company see Note 5 – Related Party Transactions.

The following is a schedule by years of future minimum rental payments on operating leases as of December 31, 2014.

Years ending December 31,	
2015	$ 80,843
2016	27,621
2017	9,881
2018	9,881
Total minimum future rental payments	$ 128,226

NOTE 7 – **LITIGATION**

The Company operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. Issuers of certain alternative products sold by the Company are in Bankruptcy or may have other financial difficulties. As a result of such alleged failings of alternative products and the uncertainty of client recovery from the various product issuers, the Company is subject to several legal and/or arbitration proceedings. These proceedings include customer suits and arbitrations related to the failure of Medical Capital, other alternative investments alleged to be unsuitable, the bankruptcy proceedings of the various DBSI entities and the bankruptcy of other various entities. The Company vigorously contests the allegations of the various proceedings and believes that there are multiple meritorious legal and fact based defenses in these matters. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated. The

current proceedings are subject to uncertainties and, as such, the Company is unable to estimate the possible loss or range of loss that may result from the outcome of these cases; however, results in these cases that are against the interests of the Company could have a severe negative impact on the financial position of the Company. As of December 31, 2014, the Company is a defendant in three on-going suits or arbitrations as discussed above. The Company expects to vigorously defend and ultimately prevail in these cases. On February 2, 2015, one of the cases discussed above was dismissed.

On April 5, 2011, several broker-dealers and their principals/officers, including the Company and John Carlson, President and Chief Compliance Officer, filed a lawsuit in the Superior Court of California for Orange County against Mayer Hoffman McCann, P.C. ("Mayer Hoffman") captioned Signature Financial Group, Inc., et al, ("Signature") v. Mayer Hoffman McCann, P.C., et al). The lawsuit arose out of reviews of the financial statements of Medical Capital Holdings, Inc. ("Medical Capital") by Mayer Hoffman. In June 2009, Medical Capital was sued by the U.S. Securities and Exchange Commission ("SEC" or "Commission"), a finding was made that Medical Capital was conducting a "Ponzi scheme" and a receiver was appointed to liquidate Medical Capital. The plaintiffs in the Signature lawsuit are broker-dealers and principals of broker-dealers that sold Medical Capital investments to their clients. These plaintiffs sought to recover damages from Mayer Hoffman for the losses and expenses they incurred as a result of the Medical Capital financial deceptions and resulting expenses and losses to the plaintiffs. Specific claims asserted and relief requested included fraud-intentional misrepresentation of fact/concealment of fact; negligent misrepresentation; equitable indemnity and declaratory relief. On September 23, 2014, the Plaintiffs entered into a Confidential Settlement and Mutual Release Agreement (the "Settlement Agreement") with Mayer Hoffman and entities affiliated with Mayer Hoffman to settle the Plaintiffs' claims against Mayer Hoffman and all affiliated parties of Mayer Hoffman. The parties acknowledged that as between the Company and Mr. Carlson, one hundred percent (100%) of the settlement proceeds paid to them was for the alleged damage or harm to goodwill (and loss of goodwill). The settlement proceeds were received on December 4, 2014 and charged against goodwill carried on the consolidated financial statements of Capital Financial Holdings, Inc., the parent of the Company. In a matter related to the Settlement Agreement, on or about October 6, 2014, the Company filed a lawsuit seeking declaratory judgment against its former errors and omission insurance carrier - Arch Specialty Insurance Company ("Arch") - in the Circuit Court of Wisconsin for Milwaukee County (Capital Financial Services, Inc. v. Arch Specialty Insurance Company). On or about November 24, 2014, Arch filed counterclaims against the Company. These actions are for declaratory relief in connection with a dispute over whether Arch is entitled to any portion of the settlement proceeds that the Company received in exchange for dismissing the lawsuit with Mayer Hoffman. The Company cannot predict the outcome of the above matters or estimate the possible loss or range of loss, if any. Although the proceedings are subject to uncertainties inherent in the litigation process and the ultimate disposition of these proceedings is not presently determinable, management believes that the allegations by Arch are without merit and that the ultimate resolution of these matters will not have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company.

NOTE 8 – **SUBSEQUENT EVENTS**

None. Subsequent events have been evaluated through the date these financial statements were subject to be issued.

Supplementary Information

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014 AND 2013

		2014
NET CAPITAL		
Total stockholders' equity	$	1,208,762
Less non-allowable assets:		
Prepaid assets		(40,776)
Property and equipment		(144,696)
Other deductions		(5,921)
Other assets		(270,809)
Accounts and commissions receivable		(262,617)
Net capital	$	483,943
AGGREGATE INDEBTEDNESS		
Commissions and fees payable	$	1,903,881
Accrued expenses		168,585
Other unrecorded amounts		532,756
Total aggregate indebtedness	$	2,605,222
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements[1]	$	173,682
Ratio: Aggregate indebtedness to net capital		5.4 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	483,943

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $50,000.

Member FINRA & SIPC

CAPITAL FINANCIAL SERVICES, INC.

INVESTMENT ADVISORY SERVICES • INVESTMENT SECURITIES

1 MAIN STREET NORTH • MINOT, ND 58703 • 701-837-9600 • 1-877-814-6379 • FAX: 701-857-1892

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
EXEMPTION REPORT DECEMBER 31, 2014

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(2)(ii), which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company promptly transmits customer funds or securities to its clearing firm. Therefore, a schedule showing the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, are not required.

We, as members of management of Capital Financial Services, Inc., (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17C.F.R §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2014 to December 31, 2014 without exception.

John Carlson
President, Chief Compliance Officer

February 26, 2015

HEIN

Hein & Associates LLP
1999 Broadway, Suite 4000
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Capital Financial Services, Inc.
Minot, North Dakota

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Capital Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hein & Associates LLP

Denver, Colorado
February 27, 2015

SIPC-7

33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for urposes of the audit requirement of SEC Rule 17a-5:

19*19*********2673*********************MIXED AADC 220
025203 FINRA DEC
CAPITAL FINANCIAL SERVICES INC
1 MAIN ST N
MINOT ND 58703-3109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Elizabeth Redding
701. 857. 0269

2. A. General Assessment (item 2e from page 2) $ 14,602

B. Less payment made with SIPC-6 filed (exclude interest) (7,783)

7/31/14
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,819

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,819

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6 day of Feb, 20 15.

President & CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

HEIN

Hein & Associates LLP
1999 Broadway, Suite 4000
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Capital Financial Services, Inc.
Minot, North Dakota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Capital Financial Services, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Denver, Colorado
February 27, 2015

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 435253 (Please retain this number for further inquiries regarding this form)
Submitted By: eredding
Submitted Date: Fri Feb 27 16:51:04 EST 2015

All fields marked with * are mandatory.

Annual Audit Notice Information:

Name of Auditor*: Hein & Associates, LLP

PCAOB #*: 301

Auditor Address - Street*: 1999 Broadway, Suite 4000

City*: Denver

State*: CO

Zip Code*: 80202

Auditor Main Phone Number*: 303-226-7031

Lead Audit Partner Name*: Tracy Pharis

Lead Audit Partner Direct Phone Number*: 303-226-7031

Lead Audit Partner Email Address*: tpharis@heincpa.com

FYE: 2014-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)*

- ◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]
- ○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

SEA Rule 17a-5(e)(4)(ii) - ***Select ONLY One***

- ○ For Firms Claiming Exclusion from SIPC Membership, a copy of SIPC-3 Form **AND** Independent Public Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership.
- ◉ For SIPC Members, a copies of the SIPC Supplemental Report **AND** Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.
- ○ For SIPC Members with Minimal Revenue, (i.e., $500,000 or less in gross revenue from their Annual Audit report filed pursuant to SEA Rule 17a-5(d).) Broker-Dealers are not required to file the SIPC Supplemental Report pursuant to SEA Rule 17a-5(e)(4)(ii) if reporting revenue of $500,000 or less.

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* CFS 2014 Financials_Final.pdf 786139 bytes